UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant  ☐                             Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

COGENTIX MEDICAL, INC.

(Name of Registrant as Specified In Its Charter)

LEWIS C. PELL

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Explanatory Note

This Amendment No. 1 to Schedule 14A (this “Amendment No. 1”) is being filed to amend the definitive proxy statement (the “Initial Proxy Statement”) filed by Lewis C. Pell with the Securities and Exchange Commission on April 25, 2016. This Amendment No. 1 is being filed solely in order to remove in its entirety the proposal (and all related references) to amend the Company’s by-laws to fix the size of the Board at seven (7) members. As such, Amendment No. 1 will be printed and distributed to the stockholders of Cogentix Medical, Inc. in lieu of the Initial Proxy Statement.

2016 ANNUAL MEETING OF STOCKHOLDERS

OF

COGENTIX MEDICAL, INC.

PROXY STATEMENT

OF

LEWIS C. PELL

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

This Proxy Statement (the “Proxy Statement”) and the enclosed GREEN proxy card are being furnished to the stockholders of Cogentix Medical, Inc., a Delaware corporation (“Cogentix” or the “Company”) in connection with the solicitation of proxies by Lewis C. Pell (for convenience throughout this Proxy Statement, referred to as “Mr. Pell,” “his,” or “he”) to be used at the 2016 annual meeting of stockholders of Cogentix, including any adjournments or postponements thereof and any meeting held in lieu thereof (the “2016 Annual Meeting”). The 2016 Annual Meeting is scheduled to be held at Friday, May 20, 2016, at 8:30 a.m., Central Daylight Time, at Minneapolis Marriott Southwest, 5801 Opus Parkway, Minnetonka, MN 55343. This Proxy Statement and the enclosed GREEN proxy card are first being furnished to stockholders on or about May 2, 2016.

Mr. Pell intends to vote all solicited proxies at the 2016 Annual Meeting in order to take the following actions (the “Stockholder Proposals”):

1.	Proposal 1 – To elect three (3) Class I director nominees, Lewis C. Pell, Howard I. Zauberman and James A. D’Orta (each a “Nominee” and, collectively, the “Nominees”) to the board of directors of the Company (the “Board”) to serve until the 2019 Annual Meeting of stockholders of the Company (or earlier upon their death, retirement, resignation or removal) or until their respective successors are duly elected and qualified (“Proposal No. 1”);

2.	Proposal 2 – To repeal any provision or amendment to the Amended and Restated By-laws of the Company (the “By-laws”) in effect at the time this Proposal becomes effective that was not included in the By-laws as filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 15, 2009, without the approval of the stockholders of the Company (“Proposal No. 2”);

3.	Proposal 3 – To repeal any action taken by the Board relating to the composition of the Board approved on or after the date of the notice of nomination of director nominees and stockholder proposals provided to the Board on March 28, 2016 (the “Notice of Stockholder Proposals”) and prior to the 2016 Annual Meeting (“Proposal No. 3”);

4.	Proposal 4 – To remove any person or persons, other than those elected at the 2016 Annual Meeting, elected or appointed to the Board to fill any vacancy or newly created directorship on or after the date of the Notice of Stockholder Proposals and prior to the 2016 Annual Meeting (“Proposal No. 4”);

5.	Proposal 5 – To require that the Board adopt a policy, and amend the By-laws as necessary, to require the position of chairman of the Board (the “Chairman”) be held by an individual who does not concurrently hold the position of Chief Executive Officer (the “Chief Executive Officer”) of the Company. This requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted (“Proposal No. 5”);

6.	Proposal 6 – To require that the Board adopt a policy, and amend the By-laws as necessary, to require that the positions of Principal Accounting Officer or Principal Financial Officer of the Company (the “Principal Accounting Officer” or the “Principal Financial Officer”) be held by an individual who does not also hold the position of Chief Executive Officer of the Company. This requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted (“Proposal No. 6”);

7.	Proposal 7 – To ratify the selection of Grant Thornton LLP as the independent registered public accounting firm for the year ending December 31, 2016 (“Proposal No. 7”); and

8.	Proposal 8 – To vote against the Company’s proposal to approve, on an advisory basis, the compensation of its named executive officers (“Proposal No. 8”).

As of the date hereof, Mr. Pell owns 1,849,115 shares of Common Stock (the “Shares”). Mr. Pell intends to vote his Shares FOR Proposal No. 1 through Proposal No. 7 and AGAINST Proposal No. 8 described herein.

The Company has set the close of business on March 22, 2016 as the record date for determining stockholders entitled to notice of and to vote at the 2016 Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 5420 Feltl Road, Minnetonka, Minnesota 55343. Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2016 Annual Meeting. According to the Company’s definitive proxy statement, as filed with the SEC on April 25, 2016 (the “Company Proxy”), as of the Record Date, there were 25,975,617 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY LEWIS C. PELL AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. MR. PELL IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH MR. PELL IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GREEN PROXY CARD WILL VOTE ON SUCH MATTERS IN MY DISCRETION.

LEWIS C. PELL URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD IN FAVOR OF THE SHAREHOLDER PROPOSALS.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2016 Annual Meeting—This Proxy Statement and Mr. Pell’s GREEN proxy card are available at

http://viewproxy.com/CGNT/lewispell/2016/

IMPORTANT VOTING INFORMATION

Your vote is important, no matter how few shares of Common Stock you own. Mr. Pell urges you to sign, date and return the enclosed GREEN proxy card today to vote FOR the election of the Nominees and in accordance with the recommendations on the other proposals on the agenda for the 2016 Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to Alliance Advisors, LLC in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. Mr. Pell urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Alliance Advisors, LLC so that he may be aware of all instructions given and can attempt to ensure that such instructions are followed.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

PLEASE DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2016 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2016 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED GREEN PROXY FORM IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS LOCATED ON THE GREEN PROXY FORM TO VOTE BY TELEPHONE OR INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

It is important that your shares of Common Stock be represented and voted at the 2016 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2016 Annual Meeting in person, please complete, date and sign the GREEN proxy form that has been provided to you by Mr. Pell and vote “FOR” the election of the Nominees, “FOR” the proposal to repeal amendments to the By-laws adopted by the Board subsequent to July 15, 2009, without the approval of the stockholders of the Company, “FOR” the proposal to repeal any action taken by the Board relating to composition of the Board approved on or after the date of the Notice of Stockholder Proposals and prior to the 2016 Annual Meeting, “FOR” for the proposal to remove any person or persons, other than the persons elected at the 2016 Annual Meeting, elected or appointed by the Board to fill any vacancy or newly created directorship on or after the date of the Notice of Stockholder Proposals and prior to the 2016 Annual Meeting, “FOR” the proposal to require the Board to adopt a policy, and amend the By-laws as necessary, to require the position of Chairman to be held by an individual who does not concurrently hold the position of Chief Executive Officer of the Company, “FOR” the proposal to require the Board to adopt a policy, and amend the By-laws as necessary, to require the positions of Principal Accounting Officer or Principal Financial Officer of the Company be held by an individual who does not also hold the position of Chief Executive Officer of the Company, “FOR” the ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and “AGAINST” the advisory vote on approving executive compensation, in each case as described herein.

To ensure that your vote is counted, please remember to submit your vote so that it is received by Mr. Pell by 11:59 p.m. Eastern Time on May 19, 2016, the day prior to the 2016 Annual Meeting.

Alliance Advisors, LLC is assisting Mr. Pell with his effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

Alliance Advisors, LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

855-835-8312

(Banks and Brokers please call: 855-835-8312)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Mr. Pell’s objectives, plans or goals are forward-looking. Mr. Pell’s forward-looking statements are based on his current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this Proxy Statement and the material accompanying this Proxy Statement.

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BACKGROUND INFORMATION TO THE PROXY SOLICITATION

On March 31, 2015 (the “Effective Date”), the Company completed its acquisition of Uroplasty, Inc., a Minnesota corporation (“Uroplasty”), pursuant to the terms of an Agreement and Plan of Merger, dated December 21, 2014, by and among the Company, Visor Merger Sub LLC, a Delaware limited liability company of which the sole member is the Company (“Merger Sub”), and Uroplasty (the “Merger Agreement”). Pursuant to the Merger Agreement, Uroplasty merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity.

On February 16, 2016, Mr. Pell wrote a letter to the Board setting forth his concerns with the performance of the Company’s executive and Board leadership following the Merger. The letter also raised objections to the employment package of the Chief Executive Officer and Chairman of the Board, Mr. Robert Kill.

On March 28, 2016, Mr. Pell delivered the Notice of Stockholder Proposals notifying the Company of Mr. Pell’s nomination of the Nominees for election to the Board at the Annual Meeting as well as the other Proposals. The Board responded the next day by approving a reduction in the size of the Board, in connection with the 2016 Annual Meeting, from seven (7) to five (5) members by decreasing Class I of the Board to one (1) member. The Company publicly announced the reduction in the size of the Board on March 30, 2016.

On April 25, 2016, Mr. Pell commenced litigation in the Delaware Court of Chancery in order to, among other things, repeal and enjoin actions taken by the Board relating to the composition of the Board, protect the rights of shareholders as well as his rights as a board member, and ensure that the Board acts consistently with its fiduciary duties.

REASONS FOR THE PROXY SOLICITATION

For the reasons set forth in this Proxy Statement, Mr. Pell does not believe that the current Board is acting in the best interests of the Company’s stockholders. This solicitation is being undertaken to permit the stockholders to have a voice in determining corporate governance matters, including but not limited to, to align the composition of the Board with stockholders to better ensure that directors are held accountable to the Company’s stockholders for their actions and to protect against the disenfranchisement of stockholders. With the right leadership, governance and improved planning and development execution, Mr. Pell believes significant opportunities exist to greatly enhance financial performance and stockholder value.

Additionally, this proxy solicitation is being undertaken to urge the Board to adopt robust corporate governance policies that require certain leadership positions, such as the Chairman of the Board and principal accounting officer or principal financial officer, be held by an individual who does not concurrently hold the position of Chief Executive Officer of the Company. Mr. Pell believes that allowing a single individual to have consolidated power by holding the position of Chief Executive Officer, as well as Chairman of the Board or Principal Accounting Officer, is troublesome and inconsistent with proper practices for corporate governance.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

The Company currently has a classified board, which is divided into three classes. The directors in each class are elected for a term of three years, so that the term of office of one class of directors expires at each annual meeting of stockholders. Mr. Pell is seeking your support at the 2016 Annual Meeting to elect three Nominees to serve as Class I directors for terms ending at the 2019 Annual Meeting of stockholders.

Mr. Pell is soliciting proxies to elect only the Nominees listed herein. Accordingly, the enclosed GREEN proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the GREEN proxy card will only be able to vote for the three Nominees listed on the card. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company or by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting. You should refer to the Company Proxy for the names, background, qualifications and other information concerning the incumbent directors.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.

Biographical Information of Nominees

Name and Business Address	Age	Principal Occupation and Directorships During Past Five Years

Lewis C. Pell 40 Ramland Road South Orangeburg, New York 10962	72	Lewis C. Pell is a co-founder of the Company and prior to the Merger, had served as the Chairman of the Board of the Company since 2005 until March 31, 2015. Mr. Pell also briefly served as the Company’s Principal Executive Officer from June 2013 to August 2013. Prior to 2005, Mr. Pell served as Vice-Chairman of the Company’s Board since 1992. Mr. Pell is a founder or co-founder and chairman and director of several privately held medical device companies and is the chairman of Photomedex, Inc., a publicly-traded dermatology company. Mr. Pell’s extensive experience with the Company and other companies in the medical device industry, particularly his experience serving as a founder and a member of the board of directors of numerous medical device companies, and creating and developing new and emerging companies and bringing innovative medical device and technology to the marketplace, makes him well-suited to serve as a member of the Board.

Howard I. Zauberman P.O. Box 104 Ardsley Hudson, NY 10503-0104	63	Howard I. Zauberman has served as a director of the Company since November 2013 and was the Interim Chief Executive Officer of the Company in May 2013. Prior to the Merger, Mr. Zauberman had also served as President and Chief Executive Officer of the Company. Mr. Zauberman has over 30 years of experience as a leader in the medical products industry. Prior to joining the Company, from 2005 to 2012, he was Vice President of Business Development at Henry Schein, Inc., a leading global health care

Name and Business Address	Age	Principal Occupation and Directorships During Past Five Years

		distributor serving office based medical practitioners. Mr. Zauberman also served as a Special Venture Partner at Galen Partners, a health care growth equity and late stage venture capital firm, focused on technology enabled services, medical devices and specialty pharmaceuticals. Mr. Zauberman also held senior management positions at ETHICON, Inc. a Johnson & Johnson company and Pfizer, Inc. Mr. Zauberman’s knowledge and executive leadership in the health care industry make him well-suited to serve as a member of the Board.

James A. D’Orta 3032 N. St NW Washington, DC 30007	64	Dr. James A. D’Orta currently serves on the board of directors of MedStar Health, Inc. Dr. D’Orta most recently served as a director and Chief Executive Officer of ACell, a Maryland-based medical device manufacturer from 2013-2015. Prior to becoming Chief Executive Officer, he served as a member of the board of directors and as chairman of the board’s Corporate Governance, Nominating and Compliance Committees. Prior to ACell, Dr. D’Orta served as the Founder and Chief Executive Officer of Consumer Health Services, Inc. from 2005 to 2013, which provided medical support for the walk-in medical clinics in Duane Reed drugstores. Consumer Health Services was acquired by Walgreens in 2013. Dr. D’Orta also served as a director on the board of directors of CareFirst, Inc. of BlueCross/BlueShield from 2007 to 2015. Dr. D’Orta’s years of leadership experience in both clinical and business settings of the healthcare industry make him well-suited to serve as a member of the Board.

Each of the Nominees has agreed to being named as a Nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected. Mr. Pell does not expect that any of the Nominees will be unable to stand for election, but in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the GREEN proxy card will be voted for a substitute candidate selected by Mr. Pell. If Mr. Pell determines to add nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, Mr. Pell will supplement this Proxy Statement.

A stockholder may vote for the election of less than all of the Nominees by designating the names of one or more Nominees who are not to be elected.

Based on the publicly available documents on file with the SEC, for a director of the Company to be considered independent, the director must meet the independence standards under the listing standards of NASDAQ and the Board must affirmatively determine that the director has no material relationship with the Company, directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. For example, under these standards, a director who is, or during the past three years was, employed by the Company or by any parent or subsidiary of the Company, other than prior employment as an interim chair or interim chief executive officer, would not be considered independent. The Board determines director independence based on an analysis of the independence requirements of the NASDAQ listing standards. In addition, the Board considers all relevant facts and circumstances in making an independence determination. The Board also considers all commercial, industrial, banking, consulting, legal, accounting, charitable, familial or other relationships any director may have with the Company. According to the Company Proxy, the Board has determined that Mr. Pell and Mr. Zauberman do not satisfy the independence standards of NASDAQ.

Based on the information furnished by James D’Orta, Mr. Pell believes James D’Orta is independent within the meaning of Rule 5605(a)(2) of the Nasdaq listing standards and Mr. Pell has no knowledge of any facts that would prevent the determination that James D’Orta is independent under such standards.

None of the Nominees has been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K.

Board Committees

The Board of Directors has three standing committees: Audit Committee, Compensation Committee and Governance and Nominating Committee. Mr. Pell, Mr. Zauberman and Mr. D’Orta do not serve as a member of any of the Board committees.

Arrangements between Mr. Pell and the Nominees

There are no arrangements between Mr. Pell and any Nominee regarding any Nominee’s nomination or election to the Board, nor any arrangement between Mr. Pell and any Nominee with respect to such Nominee’s service on the Board, if elected. The Nominees will not receive any compensation from Mr. Pell for serving as nominees or for serving as directors, if elected.

Compensation of the Company’s Directors

Information regarding compensation of Mr. Pell and Mr. Zauberman for the transition period ended December 31, 2015 is set forth in Annex A.

However, if elected they will receive whatever compensation the Board establishes from time to time for directors of the Company. The following summarizes the Company’s current compensation of directors based solely on the Company Proxy.

The cash compensation paid to the Company’s non-employee directors for the transition period ended December 31, 2015 consisted of the following:

Description	Annual Cash Retainer(1)
Non-employee Director (other than Chairman)	$24,000
Audit Committee Chair	$8,000
Audit Committee Member	$5,000
Nominating/Governance Committee Chair	$3,500
Nominating/Governance Committee Member	$2,000
Compensation Committee Member	$4,000
Chairman	$12,000

Neither James D’Orta or any associate of James D’Orta has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Securities Act of 1933, as amended (“Regulation S-K”). Other than as described herein, Mr. Pell is not aware of any other arrangements pursuant to which directors of the Company were to be compensated for services during the Company’s last fiscal year.

Other than Mr. Pell and Mr. Zauberman, none of the Nominees has any position or office with the Company and no occupation or employment with which the Nominees have been involved during the past five years was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. Mr. Pell served as Chairman of the Board from 2005 through March 31, 2015, and Howard I. Zauberman served as the interim Chief Executive Officer from May 2013 to November 2013, and Chief Executive Officer from November 2013 to March 2015.

Interests of the Nominees

Mr. Pell expects that each of the Nominees, if elected, will be (i) entitled to receive compensation customarily paid by the Company to its directors; (ii) indemnified for service as a director of the Company to the same extent indemnification is provided to the current directors of the Company; and (iii) covered by the Company’s director and officer liability insurance.

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this Proxy Statement.

Information as to any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2016 Annual Meeting with respect to Mr. Pell and the other Nominees is set forth herein. Mr. Pell owns beneficially, directly or indirectly, 1,849,115 shares of Common Stock. Howard I. Zauberman owns beneficially, directly or indirectly, 362,299 shares of Common Stock and holds underlying stock options to purchase 189,999 shares of Common Stock. James D’Orta owns no shares of Common Stock. Except for such beneficial ownership or as otherwise set forth in Annex A or elsewhere herein, none of Mr. Pell or the other Nominees beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Other than as described in this Proxy Statement, none of the Nominees, or any associate of the foregoing persons has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2016 Annual Meeting.

The Nominees have furnished the additional information with respect to themselves located on Annex A to this Proxy Statement.

Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. All required Section 16(a) reports under the Exchange Act, for Lewis C. Pell and Howard I. Zauberman were filed on a timely basis during the transition period ended December 31, 2015.

MR. PELL STRONGLY URGES YOU TO VOTE “FOR” THE ELECTION OF LEWIS C. PELL, HOWARD I. ZAUBERMAN, AND JAMES D’ORTA BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY FORM IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GREEN PROXY FORM TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GREEN PROXY FORM AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GREEN PROXY FORM “FOR” THE ELECTION OF LEWIS C. PELL, HOWARD I. ZAUBERMAN, AND JAMES D’ORTA.

Please do not return any WHITE proxy card you may receive from the Company or otherwise authorize a proxy to vote your shares of Common Stock for the Company’s nominees. If you have already submitted a WHITE proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares of Common Stock for the Company’s nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed GREEN proxy form in the postage-paid envelope provided to you by me or follow the instructions located on the GREEN proxy form to vote by telephone or Internet. Only your latest dated proxy will be counted.

The following is the text of Proposal No. 1:

“RESOLVED, that each of the following three (3) individuals is elected to serve as a director of Cogentix Medical, Inc.: Lewis C. Pell, Howard I. Zauberman, and James A. D’Orta.”

Proposal No. 1 requires a plurality of the votes cast by the stockholders entitled to vote at the election. Stockholders may vote “FOR” or “AGAINST,” or may “ABSTAIN” with respect to Proposal No. 1. Mr. Pell has commenced litigation to challenge the validity under Delaware law of the action by the Board to reduce the size of the Board from seven (7) to five (5) members. If such action is determined by a court to be invalid, then Proposal No. 1, if approved by the stockholders at the 2016 Annual Meeting will be binding. However, if such action is found by a court of competent jurisdiction to be valid, then Proposal No. 1, if approved by stockholders at the 2016 Annual Meeting, will only be binding if, (i) the Board repeals its action to reduce the size of the Board from seven (7) to five (5) members at the 2016 Annual Meeting or (ii) the size of the Board is otherwise set at seven (7) or more directors.

MR. PELL STRONGLY URGES YOU TO VOTE FOR PROPOSAL NO. 1.

PROPOSAL NO. 2 – PROPOSAL TO REPEAL AMENDMENTS TO THE BY-LAWS

Pursuant to Article V of the Amended and Restated Certificate of Incorporation of the Company (the “Charter”) and Article VI of the By-laws, the Board has the power to adopt, amend and repeal the By-laws of the Company. On April 5, 2016, the Board adopted an amendment to the By-laws, adding Section 1.11 (the “Amendment”) to require that the Company’s stockholders submit to the Company’s corporate secretary notice of all director nominations and businesses to be put to a vote at an annual meeting within certain time periods prior to the annual meeting. As of the date of this Proxy Statement, Mr. Pell is not aware of any other decision by the Board to adopt, amend or repeal any provision of the By-laws since July 14, 2009 (the date of the By-laws), but it is possible that, following the date of this Proxy Statement and prior to the adoption of this resolution, such an amendment could be adopted by the Board and/or become effective. Such an amendment could also negatively impact Mr. Pell’s ability to solicit and/or obtain proxies from stockholders of the Company or otherwise adversely affect the ability of the Company’s stockholders to vote on Proposal No. 1, 2, 3, and 4 and Mr. Pell would like to ensure that the Company’s stockholders have the ability to elect the Nominees at the 2016 Annual Meeting.

Proposal No. 2 is designed to prevent the current directors of the Company from taking actions to amend the By-laws in an attempt to nullify or delay the actions taken by stockholders under these Proposals or otherwise frustrate the will of stockholders. Proposal No. 2 will not preclude the stockholders or Nominees from reconsidering any repealed amendments to the By-laws following this Proxy Solicitation.

If the Board does not effect any additional changes to the version of the By-laws publicly available in filings by Cogentix with the SEC on or before July 14, 2009, this Proposal will have no further effect beyond repealing the Amendment. However, if the incumbent Board has made additional changes since that time, this Proposal, if adopted, will restore the By-laws to the version that was publicly available in filings by Cogentix with the SEC on July 15, 2009, without considering the nature of any changes the incumbent Board may have adopted. As a result, this Proposal could have the effect of repealing By-law amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, this Proposal will not preclude the Board from reconsidering any repealed By-law changes following the 2016 Annual Meeting. Mr. Pell is not currently aware of any other specific By-law provisions other than the Amendment that would be repealed by the adoption of this Proposal.

The following is the text of Proposal No. 2:

“RESOLVED, that any changes to the By-laws of Cogentix Medical, Inc. as filed with the Securities and Exchange Commission on July 15, 2009, be and are hereby repealed.”

Proposal No. 2 requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting. Stockholders may vote “FOR” or “AGAINST,” or may “ABSTAIN” with respect to Proposal No. 2.

MR. PELL STRONGLY URGES YOU TO VOTE FOR PROPOSAL NO. 2.

PROPOSAL NO. 3 – PROPOSAL TO REPEAL ANY ACTION TAKEN BY THE BOARD RELATING TO THE COMPOSITION OF THE BOARD APPROVED ON OR AFTER THE DATE OF THE NOTICE OF STOCKHOLDER PROPOSALS AND PRIOR TO THE 2016 ANNUAL MEETING

Mr. Pell is seeking your support to repeal any action taken by the Board relating to the composition of the Board approved on or after the date of the Notice of Stockholder Proposals and prior to the 2016 Annual Meeting. He believes that any action taken by the Board, after the date of the Notice of Stockholder Proposals and prior to the 2016 Annual Meeting, relating to the composition of the Board could prevent or impair the ability of the Company’s stockholders to elect the Nominees identified pursuant to this Proxy Statement or otherwise limit the ability of the stockholders to pursue the best interests of the Company. Proposal No. 3 is designed to prevent the current directors of the Company from taking actions relating to the composition of the Board in an attempt to nullify or delay the actions taken by the stockholders under these Proposals or otherwise frustrate the will of the stockholders.

On March 29, 2016 the Board acted to reduce the size of the Board to seven (7) members and acted to further reduce the size of the Board to five (5) members in conjunction with the 2016 Annual Meeting. Mr. Pell believes that the action to be taken by the Board to reduce the size of the Board from seven (7) to five (5) members is an invalid Board action under Delaware law. Proposal No. 3, if adopted, will repeal such actions and any other actions taken by the Board relating to the composition of the Board. As a result, this Proposal could have the effect of repealing actions which one or more stockholders of the Company may consider to be beneficial to them or to the Company. Proposal No. 3 will not preclude the stockholders or Nominees from reconsidering any repealed actions following this Proxy Solicitation. Mr. Pell is not currently aware of any other specific actions that would be repealed by the adoption of Proposal No. 3.

The following is the text of Proposal No. 3:

“RESOLVED, that any action taken by the Board of Directors of Cogentix Medical, Inc. relating to the composition of the Board approved on or after March 28, 2016 and prior to the effectiveness of this resolution be and hereby is repealed.”

Proposal No. 3 requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting. Stockholders may vote “FOR” or “AGAINST,” or may “ABSTAIN” with respect to Proposal No. 3. Proposal No. 3, if approved by stockholders at the 2016 Annual Meeting, will not be binding. To the extent stockholders approve Proposal No. 3, the Board should commit now to agree to adopt Proposal No. 3 at the 2016 Annual Meeting.

MR. PELL STRONGLY URGES YOU TO VOTE FOR PROPOSAL NO. 3.

PROPOSAL NO. 4 – PROPOSAL TO REMOVE ANY PERSONS, OTHER THAN THOSE ELECTED AT THE 2016 ANNUAL MEETING, ELECTED OR APPOINTED BY THE BOARD TO FILL ANY VACANCY OR NEWLY CREATED DIRECTORSHIP ON OR AFTER THE DATE OF THE NOTICE OF STOCKHOLDER PROPOSALS AND PRIOR TO THE 2016 ANNUAL MEETING

Mr. Pell is seeking your support to remove any person or persons, other than the persons elected at the 2016 Annual Meeting, elected or appointed to the Board to fill any vacancy or newly created directorship on or after the date of this Notice and prior to the 2016 Annual Meeting. Proposal No. 4, if adopted, would remove any new directors elected, appointed or designated by the current Board in response to this Proxy Solicitation. Proposal No. 4 does not seek to remove any of the current directors. This Proposal is intended to address the possibility that the current directors may attempt to add directors to the Board after receiving the Notice of Stockholder Proposals and prior to the effectiveness of these Proposals.

The following is the text of Proposal No. 4:

“RESOLVED, that each person, if any, elected, appointed or designated by the Board of Directors of Cogentix Medical, Inc. on or after March 28, 2016 and prior to the effectiveness of this resolution to become a member of the Board of Directors of Cogentix Medical, Inc., be and hereby is removed as a member of the Board of Directors of Cogentix Medical, Inc.”

Proposal No. 4 requires the holders of a majority of the stock of that class present or represented and voting on a matter. Stockholders may vote “FOR” or “AGAINST,” or may “ABSTAIN” with respect to Proposal

No. 4. Proposal No. 4, if approved by stockholders at the 2016 Annual Meeting, will not be binding. To the extent stockholders approve Proposal No. 4, the Board should commit now to agree to adopt Proposal No. 4 at the 2016 Annual Meeting.

MR. PELL STRONGLY URGES YOU TO VOTE FOR PROPOSAL NO. 4.

PROPOSAL NO. 5 – PROPOSAL TO REQUIRE THE BOARD TO ADOPT A POLICY REQUIRING THE CHAIRMAN OF THE BOARD TO BE HELD BY AN INDIVIDUAL WHO DOES NOT CONCURRENTLY HOLD POSITION OF CHIEF EXECUTIVE OFFICER

Mr. Pell is seeking your support to require that the Board adopt a policy, and amend the By-laws as necessary, to require the Chairman of the Board be held by an individual who does not concurrently hold the position of Chief Executive Officer of the Company. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as chairman.

Currently, Robert Kill (CEO, Chairman and President) exercises far too much control over the Company and the Board. Despite the fact that the stockholders recommended against his level of pay, the Board majority still opted to bestow it on Mr. Kill to whom they appear beholden.

In Mr. Pell’s view, the stockholders are best served by a chairman who can provide a balance of power between the CEO and the Board, and support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its stockholders. Mr. Pell believes a combined CEO/chairman creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

The following is the text of Proposal No. 5:

“RESOLVED, that the Board adopt a policy and the By-laws be amended as necessary, to require the Chairman of the Board to be held by an individual who does not concurrently hold the position of Chief Executive Officer of the Company.”

Proposal No. 5 requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting. Stockholders may vote “FOR” or “AGAINST,” or may “ABSTAIN” with respect to Proposal No. 5. Proposal No. 5, if approved by stockholders at the 2016 Annual Meeting, will not be binding. To the extent stockholders approve Proposal No. 5, the Board should commit now to agree to adopt Proposal No. 5 at the 2016 Annual Meeting.

MR. PELL STRONGLY URGES YOU TO VOTE FOR PROPOSAL NO. 5.

PROPOSAL NO. 6 – PROPOSAL TO REQUIRE THE BOARD TO ADOPT A POLICY REQUIRING THE PRINCIPAL ACCOUNTING OFFICER OR PRINCIPAL FINANCIAL OFFICER POSITION BE HELD BY AN INDIVIDUAL WHO DOES NOT ALSO HOLD POSITION AS CHIEF EXECUTIVE OFFICER

Mr. Pell is seeking your support to require that the Board adopt a policy, and amend the By-laws as necessary, to require that the positions of Principal Accounting Officer or Principal Financial Officer of the Company be held by an individual who does not also hold the position of Chief Executive Officer of the Company. This requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted.

The recent decision by the Company’s well-regarded Chief Financial Officer to depart has not only created a void but is read by the marketplace as a key insider’s loss of confidence in the leadership and direction of the Company. Mr. Kill left the Company in a position with no choice but to expand his power beyond his positions as chairman, President and CEO to include the Principal Accounting Officer function as well. The consolidation of all these positions in a single individual is troublesome and inconsistent with best practices for corporate governance. In moving forward, Mr. Pell needs to protect against continued vulnerability to power consolidation and must sensibly divide responsibilities to ensure that sufficient checks and balances – with teeth – are in place.

The following is the text of Proposal No. 6:

“RESOLVED, that the Board adopt a policy and amend the By-laws as necessary to require the Principal Accounting Officer or Principal Financial Officer position be held by an individual who does not also hold the position of Chief Executive Officer.”

Proposal No. 6 requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting. Stockholders may vote “FOR” or “AGAINST,” or may “ABSTAIN” with respect to Proposal No. 6. Proposal No. 6, if approved by stockholders at the 2016 Annual Meeting, will not be binding. To the extent stockholders approve Proposal No. 6, the Board should commit now to agree to adopt Proposal No. 6 at the 2016 Annual Meeting.

MR. PELL STRONGLY URGES YOU TO VOTE FOR PROPOSAL NO. 6.

PROPOSAL NO. 7 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company Proxy indicates that the audit committee of the Board (the “Audit Committee”) has selected Grant Thornton LLP (“Grant Thornton”) to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and to perform such other appropriate accounting services as may be approved by the Audit Committee. According to the Company Proxy, while it is not required to do so, the Board submits the selection of Grant Thornton for ratification in order to ascertain the view of the stockholders. No determination has been made as to what action the Audit Committee would take if the stockholders do not ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent registered public accounting firm at any time if the Audit Committee concludes such a change would be in the best interests of the Company and stockholders.

Proposal No. 7 requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting. Stockholders may vote “FOR” or “AGAINST,” or may “ABSTAIN” with respect to Proposal No. 7.

MR. PELL URGES YOU TO VOTE FOR PROPOSAL NO. 7.

PROPOSAL NO. 8 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company Proxy, the Company will be providing stockholders with the opportunity to approve, on an advisory basis, the Company’s executive compensation in the Company Proxy. Based on the Company Proxy, Mr. Pell believes this Proposal will be presented at the 2016 Annual Meeting as a resolution in substantially the following form:

“RESOLVED, that our stockholders hereby approve, on an advisory basis, the compensation paid to our named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and

Exchange Commission, including in the “Summary Compensation Table” and the other executive compensation tables and related discussion disclosed in this proxy statement dated April 25, 2016.”

This advisory resolution is not binding on the Board. According to the Company Proxy, although non-binding, the Board and compensation committee will take into account the result of the vote when structuring the Company’s executive compensation programs.

The advisory vote to approve the Company’s named executive officers’ compensation is not binding on the Company. The Company will consider the shareholders to have approved the executive compensation if the number of votes cast “for” Proposal No. 8 exceeds the number of votes cast “against” Proposal No. 8.

Mr. Pell encourages all stockholders to review the Company’s proxy disclosures in detail.

MR. PELL STRONGLY URGES YOU TO VOTE AGAINST PROPOSAL NO. 8.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

When and Where Will the Annual Meeting Be Held?

The 2016 Annual Meeting of Stockholders of Cogentix Medical, Inc. will be held on Friday, May 20, 2016, at 8:30 a.m., Central Daylight Time, at Minneapolis Marriott Southwest, 5801 Opus Parkway, Minnetonka, MN 55343.

Who is Entitled to Vote at the Annual Meeting?

Stockholders of record at the close of business on March 22, 2016 will be entitled to notice of and to vote at the meeting or any adjournment of the 2016 Annual Meeting. As of that date, there were 25,975,617 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on each matter to be voted on at the 2016 Annual Meeting. Stockholders are not entitled to cumulative voting rights in the election of directors.

How Do I Vote My Shares?

Your vote is important. Whether you hold shares directly as a stockholder of record or beneficially in “street name” (through a broker, bank or other nominee), you may vote your shares without attending the 2016 Annual Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker or nominee.

If you are a stockholder whose shares are registered in your name, you may vote your shares in person at the meeting or by one of the three following methods:

•	Vote by Internet, To vote via the Internet, follow the instructions on the enclosed GREEN proxy card. Internet voting procedures are designed to authenticate your identity, allow you to have your shares of Common Stock voted and confirm that your instructions have been properly recorded. Your submission of a proxy via the Internet authorizes the proxies to vote your shares of Common Stock in the same manner as if you had signed and returned a GREEN proxy card.

•	Vote by Telephone, To vote by telephone, follow the instructions on the enclosed GREEN proxy card. Your telephone vote authorizes the proxies to vote your shares of Common Stock in the same manner as if you had signed and returned a GREEN proxy card.

•	Vote by Mail, To vote by mail, you must complete the GREEN proxy card, complete all of the required information on the proxy card, date and sign the proxy card, and return the proxy card in the postage-paid envelope provided as soon as possible.

•	In Person, by attending the annual meeting.

If your shares are held in street name, you may receive a separate voting instruction form or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephone.

The deadline for voting by telephone or on the Internet is 11:59 p.m. Eastern Time on Thursday, May 19, 2016. Please see your proxy card or the information your bank, broker or other holder of record provided to you for more information on your options for voting.

What is the Effect of an “ABSTAIN” Vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal, but will not be considered a vote cast with respect to that proposal. Therefore, an abstention will effectively be a vote against each of the proposals, except for the election of directors.

What is a Broker Non-Vote?

A “broker non-vote” occurs when a beneficial owner of shares held by a broker, bank or other nominee fails to provide the record holder with voting instructions on any “non-routine” matters brought to a vote at a stockholder meeting.

“Non-routine” matters include the election of directors and amendments to the Company’s By-laws. As such, a broker may not vote your shares with respect to such matters without your instructions. Given the contested nature of the election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.

If your shares are held of record by a bank, broker or other nominee, Mr. Pell urges you to give instructions to your bank, broker or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

How Many Shares Must Be Present to Hold the Annual Meeting?

The presence at the 2016 Annual Meeting, in person or by proxy, of the holders of a majority (12,987,809 shares) of Common Stock of the Company issued and outstanding shares and entitled to vote as of the record date will constitute a quorum for the transaction of business at the 2016 Annual Meeting. In general, shares of Common Stock represented by a properly signed and returned proxy card will be counted as shares present and entitled to vote at the 2016 Annual Meeting for purposes of determining a quorum. Shares represented by proxies marked “Abstain” and “broker non-votes” are counted in determining whether a quorum is present. A “broker non-vote” is a proxy returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer, and the broker does not have discretionary authority to vote on behalf of such customer on such matter. The 2016 Annual Meeting may be adjourned to any other time and any other place by the stockholders present or represented at the meeting and entitled to vote even when such stockholders do not constitute a quorum.

What Vote is Required for Each Proposal?

Assuming a quorum is present or represented at the 2016 Annual Meeting, either in person or by proxy, the following vote is required for each of the following matters:

•	Proposal No. 1: Electing the three Nominees requires a plurality of the votes cast by the stockholders entitled to vote at the election. For the purpose of this Proxy Statement, “plurality” means that the individuals receiving the largest number of votes are elected as directors, up to the maximum number of directors to be elected.

•	Proposal No. 2: Repealing each provision or amendment to the By-laws adopted by the Board subsequent to July 15, 2009, which is the date of the last publicly available By-laws, requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting.

•	Proposal No. 3: Repealing any action taken by the Board relating to the composition of the Board approved on or after the date of the Notice of Stockholder Proposals and prior to the 2016 Annual meeting requires the affirmative vote affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting.

•	Proposal No. 4: Removing any person or persons, other than those elected at the 2016 Annual Meeting, elected or appointed to the Board to fill any vacancy or newly created directorship on or after the date of Notice of Stockholder Proposals and prior to the 2016 Annual Meeting requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting.

•	Proposal No. 5: Requiring the Board to adopt a policy to require the Chairman of the Board be held by an individual who does not concurrently hold the position of Chief Executive Officer of the Company requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting.

•	Proposal No. 6: Requiring the Board to adopt a policy to require the positions of Principal Accounting Officer or Principal Financial Officer of the Company be held by an individual who does not also hold the position of Chief Executive Officer of the Company requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting.

•	Proposal No. 7: Ratification of Grant Thornton as the independent registered public accounting firm for the fiscal year ending December 31, 2016 requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the annual meeting.

•	Proposal No. 8: The advisory vote to approve the Company’s named executive officers’ compensation is not binding on the Company. The Company will consider the shareholders to have approved the executive compensation if the number of votes cast “for” Proposal No. 8 exceeds the number of votes cast “against” Proposal No. 8.

How do I Revoke a Proxy?

Any stockholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a registered holder of Common Stock, you may revoke a previously submitted proxy by:

•	voting over the internet or by telephone at a later time in the manner provided on the GREEN proxy form or any other later-dated proxy;

•	signing, dating and returning the enclosed GREEN proxy form or any other later-dated proxy in the postage-paid envelope provided;

•	delivering a written notice of revocation to the Corporate Secretary of the Company c/o Cogentix Medical, Inc., 5420 Feltl Road, Minnetonka, Minnesota 55343; or

•	attending the 2016 Annual Meeting and voting in person.

Please note, however, that only your last-dated proxy will count—any proxy may be revoked at any time prior to its exercise at the 2016 Annual Meeting as described in this Proxy Statement. Attending the 2016 Annual Meeting alone without taking one of the actions above will not revoke your proxy.

Stockholders who hold their shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2016 Annual Meeting in accordance with your instructions. Mr. Pell requests that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to Alliance Advisors, LLC so that Mr. Pell may be aware of any revocation of a proxy.

Who is Paying for this Proxy Solicitation?

Mr. Pell will pay all costs of the solicitation of proxies on behalf of himself for the 2016 Annual Meeting. Costs of this solicitation are currently estimated to be approximately $700,000. Mr. Pell estimates that through the date hereof, his expenses in connection with this solicitation are approximately $250,000. Because Mr. Pell believes that all shareholders will benefit from this solicitation, he intends to seek reimbursement of all expenses incurred in connection with the solicitation of proxies from the Company. Shareholders will not be asked to vote on the reimbursement of these expenses.

Whom Should I Call if I Have Any Questions About the Solicitation?

If you have any questions, or need assistance in voting for your shares of Common Stock, please call Mr. Pell’s proxy solicitor Alliance Advisors, LLC.

OTHER MATTERS

This proxy solicitation is being made by Mr. Pell and not on behalf of the Company’s Board of Directors or management of the Company. Except as set forth in this proxy statement, Mr. Pell is not aware of any other matters to be brought before the 2016 Annual Meeting.

The Company is subject to the periodic reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the Company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet ( http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

Mr. Pell has omitted from this proxy statement certain disclosure required by applicable law to be included in the Company Proxy. Please refer to the Company Proxy and annual report for certain information and disclosure required by applicable law. This information and disclosure includes, among other things, securities of the Company held by the Company’s directors, nominees, management and 5% stockholders, certain biographical information on the Company’s directors and executive officers, information concerning all matters requiring the approval of stockholders, including the election of directors, information concerning executive compensation, information concerning the Company’s procedures for nominating directors, information concerning the committees of the Company’s Board, other information concerning the Company’s Board and procedures for submitting proposals for inclusion in the Company Proxy at the next annual meeting and information on how to obtain directions to be able to attend the 2016 Annual Meeting and vote in person. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of stockholders must be received by the Company for inclusion in the Company Proxy and form of proxy for that meeting is also contained in the Company Proxy. This information is contained in the Company’s public filings and the Company Stockholders should refer to the Company Proxy and its other public filings in order to review this disclosure.

OTHER PROPOSALS

Mr. Pell does not know of any other matters to be presented for approval by the Stockholders at the 2016 Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed GREEN proxy form will vote the Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2016 Annual Meeting.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. Solicitations may also be made by Mr. Pell, who will not receive compensation for such solicitation. The Nominees may make solicitations of proxies, for which they will not receive compensation.

We have retained Alliance Advisors, LLC for solicitation and advisory services in connection with solicitations relating to the 2016 Annual Meeting. Alliance Advisors, LLC will receive a retainer of $17,000 applicable toward the final fee to be mutually agreed upon by Mr. Pell and Alliance Advisors, LLC and reimbursement of reasonable out-of-pocket expenses for its services to Mr. Pell in connection with the solicitation. Approximately 25 people may be employed by Alliance Advisors, LLC to solicit proxies from the Company’s stockholders for the 2016 Annual Meeting. Mr. Pell has agreed to indemnify Alliance Advisors, LLC in its capacity as solicitation agent against certain liabilities and expenses in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Stock held as of the Record Date. Mr. Pell will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Initially, the expense of soliciting proxies for the 2016 Annual Meeting by Mr. Pell or on Mr. Pell’s behalf will be borne by Mr. Pell. Because Mr. Pell believes that all shareholders will benefit from this solicitation, Mr. Pell intends to seek reimbursement of such costs from the Company. The expenses incurred by Mr. Pell or on Mr. Pell’s behalf to date in furtherance of, or in connection with, the solicitation of proxies for the 2016 Annual Meeting is approximately $250,000 and Mr. Pell anticipates that his total expenses will be approximately $700,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. Shareholders will not be asked to vote on the reimbursement of these expenses.

CERTAIN RELATIONSHIPS WITH THE COMPANY

As of the date hereof, Mr. Pell is the beneficial owner of 1,849,115 shares of Common Stock, which represents approximately 7.1% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company Proxy).

As of the date hereof, Mr. Zauberman is the beneficial owner of 362,299, which represents approximately 1.4% of the issued and outstanding shares of Common Stock and the holder of underlying stock options to purchase 189,999 shares of Common Stock (based on information disclosed in the Company Proxy).

Other than as disclosed on Annex A, Mr. Pell or the other Nominees have not effected any transaction in securities of the Company in the past two years.

Other than as set forth in this Proxy Statement or on Annex A hereto, after reasonable inquiry, none of Mr. Pell or the other Nominees, nor any of their respective associates, is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any of the Company’s securities including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Other than as set forth in this Proxy Statement or on Annex A hereto, after reasonable inquiry, none of Mr. Pell or the other Nominees, nor any of their respective associates, (i) beneficially owns, directly or indirectly, or has the right to acquire, any securities of the Company or has effected any transaction in securities of the Company during the past two years; (ii) beneficially owns, directly or indirectly, or has the right to acquire, any securities of any parent or subsidiary of the Company or has effected any transaction in securities of any parent or subsidiary of the Company during the past two years; or (iii) owns any securities of the Company of record but not beneficially.

Other than as set forth in this Proxy Statement or on Annex A hereto, (i) there have been no contracts, negotiations or transactions within the past two years, between Mr. Pell or the other Nominees, nor any of their respective associates, concerning any merger, consolidation, acquisition, tender offer, election of the Company’s directors or the sale of a material amount of the Company’s assets; (ii) none of Mr. Pell or the other Nominees, nor any of their respective associates, have any other present or proposed material agreement, arrangement, understanding or relationship (with respect to any future employment, future transaction or otherwise) with the Company or any of its executive officers, directors, controlling persons, affiliates or subsidiaries; and (iii) none of Mr. Pell or the other Nominees, nor any of their respective associates or majority-owned subsidiaries or immediate family members (as applicable, and as such term is described in Item 404(a) of Regulation S-K), has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.

Other than as set forth in this Proxy Statement or on Annex A hereto, there are no material proceedings to which any Nominee or any associate of any such Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Other than as set forth in this Proxy Statement or Annex A hereto, there are no other family relationships (as such term is defined in Item 401(d) of Regulation S-K) between any of the Nominees or between any of the Nominees and any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. Mr. Pell will promptly deliver a separate copy of the document to you if you write to Mr. Pell’s proxy solicitor, Alliance Advisors, LLC at the following address or phone number: Alliance Advisors, LLC, 200 Broadacres Drive, Bloomfield, NJ 07003, or call toll free at 855-835-8312. If you want to receive separate copies of proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact Mr. Pell’s proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company Proxy contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although Mr. Pell has no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date Mr. Pell has not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Nominees or Mr. Pell is given only to the knowledge of Mr. Pell.

This Proxy Statement is dated May 2, 2016. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.

Mr. Pell intends to deliver a Proxy Statement and form of proxy to holders of at least the percentage of the voting shares of Cogentix required under applicable law to carry the proposals contemplated by the Notice of Stockholder Proposals or any other proposal set forth in this Proxy Statement.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. PELL URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY FORM TODAY TO VOTE “FOR” THE SHAREHOLDER PROPOSALS DESCRIBED HEREIN.

May 2, 2016

Thank you for your support.

LEWIS C. PELL

VOTE BY INTERNET – www.cesvote.com

Registered holders can use the Internet to transmit their voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting. Registered holders should have their proxy card in hand when they access the web site and follow the instructions to obtain their records and to create an electronic voting instruction form. Beneficial holders should refer to their proxy card or voter instruction form for instructions.

COGENTIX MEDICAL, INC. 5420 FELTL ROAD, MINNETONKA, MINNESOTA 55343

VOTE BY PHONE – 888-693-8683

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope Mr. Pell has provided or return it to Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003, so that it arrives the day before the meeting.

ANNEX A

INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Except as described herein, none of Mr. Pell, Mr. Zauberman or any of the Nominees beneficially own any securities of the Company or have any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants hereto within the past two years.

As of the date hereof, Mr. Pell is the beneficial owner, indirectly or directly, of 1,849,115 shares of Common Stock of the Company. As of the date hereof, Mr. Zauberman is the beneficial owner, directly or indirectly, of 362,299 shares of Common Stock of the Company and holds underlying stock options to purchase 189,999 shares of Common Stock of the Company.

Mr. Pell’s Convertible Notes and Warrants

Concurrently with the execution of the Merger Agreement for the Merger on December 21, 2014, the Company and Mr. Pell, then the chairman of the Board of Vision Sciences, Inc., entered into amendments to all of the following convertible promissory notes and warrants held by Mr. Pell. In addition, the Company and Mr. Pell agreed to terminate the existing letter agreement dated October 24, 2014, which required Mr. Pell to provide additional liquidity to the Company in certain circumstances. The amendments to such convertible promissory notes and warrants held by Mr. Pell and the termination of the October 24, 2014 letter became automatically effective without further action by the Company or Mr. Pell on March 31, 2015, the effective time of the Merger. The amendments to the following convertible promissory notes held by Mr. Pell extend the original maturity date of each note from the fifth anniversary of their respective issuance dates to the fifth anniversary of the effective date of the Merger or an earlier change of control (as defined in the amendments). The amended convertible promissory notes may be subordinated to loans incurred by the Company to finance certain strategic initiatives, in each case as reasonably approved by Mr. Pell.

•	2012 Note – On September 19, 2012, the Company entered into a $20.0 million revolving convertible promissory note with Mr. Pell. The 2012 note accrues annual interest, payable annually, at the rate of 0.84%. The 2012 note, as amended, must be repaid in full on or before the fifth anniversary of the effective date of the Merger or an earlier change of control (as defined in the note, as amended), but may be prepaid by the Company upon 15 days’ notice to Mr. Pell, without other premium or penalty, with a combination of cash and common stock. The Company will be required to repay all amounts outstanding under the 2012 note upon an event of default, as defined in the note. The outstanding principal amount of the 2012 note, as amended, is convertible at any time prior to maturity, but not until after three years following the effective date of the Merger or, if earlier, three days prior to the record date for the declaration of any dividend or distribution on the Company’s common stock in cash or other property other than common stock, at Mr. Pell’s option, into the Company’s shares of common stock at a conversion price of $6.00 per share; provided that, regardless of the foregoing, such principal amount may be converted earlier prior to a change in control or in connection with the Company’s prepayment of the 2012 note, as amended. As of March 20, 2016, the Company had $20.0 million in outstanding principal borrowings under the 2012 note, as amended. No principal or interest was paid during fiscal 2015.

•

2013 Note – On September 25, 2013, the Company entered into a $3.5 million revolving convertible promissory note with Mr. Pell. The 2013 note accrues annual interest, payable annually, at the rate of 1.66%. The 2013 note, as amended, must be repaid in full on or before the fifth anniversary of the effective date of the Merger or an earlier change of control (as defined in the note, as amended), but may be prepaid by the Company upon 15 days’ notice to Mr. Pell, without other premium or penalty, with a combination of cash and common stock. The Company will be required to repay all amounts outstanding under the 2013 note upon an event of default, as defined in the 2013 note. The outstanding principal amount of the 2013 note is convertible at any time prior to maturity, but not until after three years following the effective date of the Merger or, if earlier, three days prior to the record date for the declaration of any dividend or distribution on the Company’s common stock in cash or other property other than common stock, at Mr. Pell’s option, into the Company’s shares of common stock at a price of $4.45 per share; provided that, regardless of the foregoing, such principal amount may be converted earlier prior to a change in control or in connection with the Company’s prepayment of the 2013 note, as amended. As of March 20, 2016, the Company had outstanding principal borrowings of $3.5 million under the 2013 note, as amended. No principal or interest was paid during fiscal 2015.

•	2014 Note – On June 16, 2014, the Company entered into a $5.0 million revolving convertible promissory note with Mr. Pell. This 2014 note accrues annual interest, payable annually, at the rate of 1.91%. The 2014 note, as amended, must be repaid in full on or before the fifth anniversary of the effective date of the Merger or an earlier change of control (as defined in the note, as amended), but may be prepaid by the Company upon 15 days’ notice to Mr. Pell, without other premium or penalty, with a combination of cash and common stock. The Company will be required to repay all amounts outstanding under the 2014 note upon an event of default, as defined in the 2014 note. The outstanding principal amount of the 2014 note is convertible at any time prior to maturity, but not until after three years following the effective date of the Merger or, if earlier, three days prior to the record date for the declaration of any dividend or distribution on the Company’s common stock in cash or other property other than common stock, at Mr. Pell’s option, into the Company’s shares of common stock at a price of $5.55 per share; provided that, regardless of the foregoing, such principal amount may be converted earlier prior to a change in control or in connection with the Company’s prepayment of the 2014 note, as amended. As of March 20, 2016, the Company had outstanding principal borrowings of $4.99 million under the 2014 note, as amended. No principal or interest was paid during fiscal 2015.

The largest aggregate amount of all indebtedness to Mr. Pell outstanding at any time during the nine-month transition period ended December 31, 2015 was $28.48 million, and amounts payable for interest totaled $757,615 at December 31, 2015.

•	Warrants – Mr. Pell holds three warrants to purchase an aggregate of 376,123 shares of the Company’s common stock at a weighted average exercise price of $9.31 per share. The duration in which these warrants may be exercised commences on the earlier of (i) March 31, 2018 or (ii) three days prior to the record date established for the declaration of any dividend or distribution of any rights in respect to the Company’s common stock in cash or other property other than the Company’s common stock, and terminates the later of (x) the maturity of the convertible promissory notes or (y) the date the convertible promissory notes are paid in full or converted into shares. In addition, the warrants may be exercised immediately prior to a change in control (other than the Merger).

Summary Director Compensation Table for Transition Period Ended December 31, 2015

The table below provides summary information concerning the compensation of Mr. Pell and Mr. Zauberman during the transition period ended December 31, 2015:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All other Compensation ($)	Total ($)
Lewis C. Pell(3)	—	35,011	—	—	35,011
Howard I. Zauberman	24,000	35,011			59,011

(1)	Amounts reported in the “Stock Awards” column represent the aggregate grant date fair value for restricted stock awards granted to each director in the transition period computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. The grant date fair value is determined based on the fair value of the Company’s common stock at the date of the grant.

(2)	No option awards were granted to non-employee directors during the transition period.
(3)	Mr. Pell did not receive any compensation for his services as a member of the Board during the transition period. However, Mr. Pell received approximately $6,510 in cash as a salary for his service as an employee of the Company during the transition period and also received service of driver and secretarial support for which the Company paid approximately $7,900 and $9,960 in cash, respectively, during the transition period.

Summary Compensation Table for Transition Period Ended December 31, 2015

The table below provides summary compensation information concerning all compensation awarded to, earned by or paid to Howard I. Zauberman:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compen- sation ($)		Total ($)
Howard I. Zauberman	Transition	—	—	—	—	—	—		—
(Former President and Chief Executive Officer)	FY 2015	250,000	—	100,000	252,018	—	—		602,018
	FY 2014	210,923	—	—	358,045	—	21,918	(3)	590,886

(1)	Amounts reported in the “Stock Awards” column represent the aggregate grant date fair value for restricted stock awards granted to each executive officer computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. The grant date fair value is determined based on the fair value of the Company’s common stock at the date of the grant.
(2)	Represents the aggregate grant date fair value for option awards granted to each named executive officer computed in accordance with FASB ASC Topic 718. Details of the assumptions used in valuing these awards are set forth in Note 5 to the Company’s audited financial statements included in the Company’s transition report on Form 10-KT for the transition period ended December 31, 2015.
(3)	Consists of payment for his strategic advisory consulting services provided to the Company before Mr. Zauberman was hired as the interim CEO on May 13, 2013.

Outstanding Equity Awards at Fiscal Year End

The table below provides information regarding unexercised stock option awards held by Mr. Zauberman that remained outstanding at March 31, 2015:

		Option Awards				Restricted Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares that have not vested (#)	Market value of shares that have not vested(1) ($)
Howard Zauberman(1)	5/13/2013	49,999	—	5.40	3/30/2018	—	—
	8/9/2013	20,000	—	4.70	3/30/2018	—	—
	11/8/2013	20,000	—	4.50	3/30/2018	—	—
	2/7/2014	20,000	—	6.20	3/30/2018	—	—
	5/8/2014	20,000	—	5.20	3/30/2018	—	—
	8/6/2014	20,000	—	4.85	3/30/2018	—	—
	11/4/2014	20,000	—	5.10	3/30/2018	—	—
	2/2/2015	20,000	—	2.70	3/30/2018	—	—

(1)	Howard I. Zauberman served as an executive officer of the Company during the fiscal 2015 ended March 31, 2015, but was not an executive officer at the end of the fiscal 2015 or at the end of the transition period ended December 31, 2015.

Effective upon completion of the Merger, Mr. Zauberman resigned as the President and Chief Executive Officer of the Company. As per Mr. Zauberman’s employment agreement, the Company paid Mr. Zauberman the aggregate amount of $125,000 shortly after completion of the Merger.

PLEASE VOTE TODAY!

TO SUBMIT A PROXY, PLEASE DETACH PROXY FORM HERE, AND SIGN, DATE AND RETURN IN THE

POSTAGE-PAID ENVELOPE PROVIDED

OR FOLLOW THE INSTRUCTIONS LOCATED ON THE GREEN PROXY FORM TO VOTE BY

TELEPHONE OR INTERNET

GREEN PROXY

PROXY FOR 2016 ANNUAL MEETING OF STOCKHOLDERS OF

COGENTIX MEDICAL, INC.

THIS PROXY IS SOLICITED ON BEHALF OF

LEWIS C. PELL

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF COGENTIX MEDICAL, INC.

The undersigned stockholder of Cogentix Medical, Inc., a Delaware corporation (the “Company”), hereby constitutes and appoints Alliance Advisors, LLC and Lewis C. Pell, and, each of them, as proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side of this proxy, all of the shares of common stock of the Company registered in the name of the undersigned, as of March 22, 2016, at the 2016 Annual Meeting of Stockholders to be held on Friday, May 20, 2016, at 8:30 a.m., Central Daylight Time, at Minneapolis Marriott Southwest, 5801 Opus Parkway, Minnetonka, MN 55343, and at any and all adjournments or postponements thereof. Receipt of the Notice of 2016 Annual Meeting and Proxy Statement is hereby acknowledged.

UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF MESSRS. PELL, ZAUBERMAN AND D’ORTA; “FOR” THE REPEALING OF ANY PROVISION OF OR AMENDMENT TO THE BY-LAWS ADOPTED BY THE BOARD SUBSEQUENT TO JULY 15, 2009, WITHOUT THE APPROVAL OF THE STOCKHOLDERS; “FOR” THE REPEALING OF ANY ACTION TAKEN BY THE BOARD RELATING TO THE COMPOSITION OF THE BOARD APPROVED ON OR AFTER MARCH 28, 2016 AND PRIOR TO THE 2016 ANNUAL MEETING; “FOR” THE REMOVAL OF ANY PERSON OR PERSONS, OTHER THAN THOSE ELECTED AT THE 2016 ANNUAL MEETING, ELECTED OR APPOINTED TO THE BOARD TO FILL ANY VACANCY OR NEWLY CREATED DIRECTORSHIP ON OR AFTER MARCH 28, 2016 AND PRIOR TO THE 2016 ANNUAL MEETING; “FOR” THE REQUIREMENT THAT THE BOARD ADOPT A POLICY, AND AMEND THE BY-LAWS AS NECESSARY, TO REQUIRE THE POSITION OF CHAIRMAN OF THE BOARD BE HELD BY AN INDIVIDUAL WHO DOES NOT CONCURRENTLY HOLD THE POSITION OF CHIEF EXECUTIVE OFFICER; “FOR” THE REQUIREMENT THAT THE BOARD ADOPT A POLICY AND, AMEND THE BY-LAWS AS NECESSARY, TO REQUIRE THAT THE POSITIONS OF PRINCIPAL ACCOUNTING OFFICER OR PRINCIPAL FINANCIAL OFFICER BE HELD BY AN INDIVIDUAL WHO DOES NOT ALSO HOLD THE POSITION OF CHIEF EXECUTIVE OFFICER OF THE COMPANY; “FOR” THE COMPANY’S PROPOSAL TO RATIFY THE SELECTION BY THE AUDIT COMMITTEE OF THE FIRM OF GRANT THORNTON LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2016; “AGAINST” THE COMPANY’S NON-BINDING RESOLUTION CONCERNING THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS; AND, IN THE DISCRETION OF THE PROXIES, UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE 2016 ANNUAL MEETING.

This proxy revokes all prior proxies given by the undersigned with respect to the 2016 Annual Meeting.

YOUR VOTE IS VERY IMPORTANT—PLEASE VOTE YOUR PROXY TODAY!

(continued and to be signed and dated on reverse side)

FORM OF PROXY

PROXY SOLICITED BY LEWIS C. PELL

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF COGENTIX MEDICAL, INC.

2016 Annual Meeting of Stockholders of Cogentix Medical, Inc.

To be held on May 20, 2016

YOUR VOTE IS IMPORTANT!

Please take a moment now to authorize a proxy to vote your shares of common stock of Cogentix Medical, Inc. for the upcoming 2016 Annual Meeting of Stockholders

YOU CAN VOTE TODAY IN ONE OF THREE WAYS

1.	Vote by Telephone—Call toll-free from the U.S. or Canada at 888-693-8683 on a touch-tone telephone. Please follow the simple instructions provided. You will be required to provide the unique control number printed below.

2.	Vote by Internet—Registered holders can access www.cesvote.com and follow the simple instructions provided. Registered holders will be required to provide the unique control number printed below. Beneficial holders should refer to their proxy card or voter instruction form for instructions.

CONTROL NUMBER:

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had executed a proxy card or form.

3.	Vote by Mail—If you do not have access to a touch-tone telephone or to the Internet or wish to vote by mail, please sign, date and return the proxy form in the envelope provided, or mail to: Alliance Advisors, LLC, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003.

TO SUBMIT A PROXY, PLEASE DETACH PROXY FORM HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS LOCATED ON THE GREEN PROXY FORM TO VOTE BY TELEPHONE OR INTERNET.

Please mark your votes as indicated in this example using dark ink only.     ☒

GREEN PROXY FORM

LEWIS C. PELL RECOMMENDS THAT YOU VOTE “FOR” ALL OF THE DIRECTORS SET FORTH BELOW:

1. Election of Directors	FOR ALL	WITHHOLD FOR ALL	*EXCEPTIONS
Nominees:	☐	☐	☐

(01) Lewis C. Pell

(02) Howard I. Zauberman

(03) James A. D’Orta

(INSTRUCTION: IF YOU DO NOT WISH YOUR SHARES VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “EXCEPTIONS” BOX ABOVE AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL THEN BE VOTED FOR THE REMAINING NOMINEE(S).)

*Exceptions

LEWIS C. PELL RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2 BELOW:

	FOR	AGAINST	ABSTAIN
2. To approve the repealing of any provision of or amendment to the By-laws adopted by the Board subsequent to July 15, 2009 without the approval of the Stockholders.	☐	☐	☐

LEWIS C. PELL RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3 BELOW:

	FOR	AGAINST	ABSTAIN
3. To approve the repealing of any action taken by the Board relating to the composition of the Board approved on or after March 28, 2016 and prior to the 2016 Annual Meeting.	☐	☐	☐

LEWIS C. PELL RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 4 BELOW:

FOR	AGAINST	ABSTAIN

4. To remove any person or persons, other than those elected at the 2016 Annual Meeting, elected or appointed to the Board to fill any vacancy or newly created directorship on or after March 28, 2016 and prior to the 2016 Annual Meeting.

☐	☐	☐

LEWIS C. PELL RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 5 BELOW:

FOR	AGAINST	ABSTAIN

5. To require the Board adopt a policy, and amend the By-laws as necessary to require the position of Chairman of the Board be held by an individual who does not concurrently hold the position of Chief Executive Officer of the Company.

☐	☐	☐

LEWIS C. PELL RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 6 BELOW:

FOR	AGAINST	ABSTAIN

6. To require the Board adopt a policy, and amend the By-laws as necessary to require the positions of Principal Accounting Officer or Principal Financial Officer of the Company be held by an individual who does not hold the position of Chief Executive Officer of the Company.

☐	☐	☐

LEWIS C. PELL RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 7 BELOW:

FOR	AGAINST	ABSTAIN

7. To approve the Company’s proposal to ratify the selection by the Audit Committee of the firm of Grant Thornton LLP as the Company’s independent registered public accounting firm for the year ended December 31, 2016.

☐	☐	☐

LEWIS C. PELL RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSAL 8 BELOW:

FOR	AGAINST	ABSTAIN

8. To approve, on a non-binding, advisory basis, the compensation of those of the Company’s named executive officers as disclosed pursuant to Item 402 of Regulation S-K in the Company’s Proxy Statement on Schedule 14A, filed with the SEC on April 25, 2016.

☐	☐	☐

THIS PROXY FORM IS VALID ONLY WHEN SIGNED

Date:

Signature

Signature (if held jointly)

Title(s):

Please sign exactly as your name appears on this proxy. If shares of Common Stock are held by joint tenants, both holders should sign. When signing as executor, administrator, attorney, trustee, guardian or other representative, please give full title as such. If signing on behalf of a corporation, please sign in full corporate name by an authorized officer. If signing on behalf of a partnership, please sign in full partnership name by an authorized person.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.